COLUMBUS McKINNON CORPORATION
205 CROSSPOINT PARKWAY
GETZVILLE, NEW YORK 14068

April 25, 2017

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Caleb French

Re: Columbus McKinnon Corporation Registration Statement on Form S-3 (File No. 333-217382)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-217382) (the “Registration Statement”) of Columbus McKinnon Corporation. We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on April 28, 2017, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Christopher C. Paci at (212) 335-4970.

Very truly yours,

COLUMBUS MCKINNON CORPORATION

By:	/s/ Gregory P. Rustowicz
	Name:	Gregory P. Rustowicz
	Title:	Vice President and Chief Financial Officer

cc:	Christopher C. Paci, DLA Piper LLP (US)